

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 24, 2008

Via U.S. Mail and Fax
Mr. Ken R. Risk
President and Chairman of the Board
George Risk Industries, Inc.
802 South Elm
Kimball, NE 69145

> RE: **George Risk Industries, Inc.**
> **Form 10-KSB for the fiscal year ended April 30, 2007**
> **Filed August 10, 2007; and**
> **Forms 10-QSB for July 31, 2001 and October 31, 2007**
> **Filed September 14, 2007 and December 14, 2007, respectively**
> **File No. 0-5378**

Dear Mr. Risk:

We issued comments to you on the above captioned filing(s) on February 5, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 28, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 28, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 if you have questions.

Sincerely,

Larry Spirgel
Assistant Director